Exhibit 99.1

SILVERCORP REPORTS ADJUSTED NET INCOME OF $21.0 MILLION, $0.10 PER SHARE, AND CASH FLOW FROM OPERATING ACTIVITIES OF $48.3 MILLION FOR Q1 FISCAL 2026

Trading Symbol:  TSX/NYSE AMERICAN: SVM

VANCOUVER, BC, Aug. 7, 2025 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reported its financial and operating results for the three months ended June 30, 2025 ("Q1 Fiscal 2026"). All amounts are expressed in US dollars, and figures may not add due to rounding.

HIGHLIGHTS FOR Q1 FISCAL 2026

•	Produced approximately 1.8 million ounces ("oz") of silver, 2,050 oz of gold, or approximately 2.0 million ounces of silver equivalent[1], 15.7 million pounds ("lb") of lead and 5.2 million lb of zinc;
•	Sold approximately 1.8 million oz of silver, 1,951 oz of gold, 15.2 million lb of lead, and 5.2 million lb of zinc, for revenue of $81.3 million;
•	All-in sustaining cost ("AISC") per oz of silver, net of by-product credits, of $13.49;
•	Net income attributable to equity shareholders of $18.1 million, or $0.08 per share;
•	Adjusted net income attributable to equity shareholders of $21.0 million, or $0.10 per share, after excluding a $4.8 million charge on the fair value of derivative liabilities and warrants and other non-cash or non-routine items;
•	Earnings before interest, income tax, depreciation and amortization ("EBITDA") attributable to equity shareholders of $33.8 million, or $0.15 per share;
•	Generated cash flow from operating activities of $48.3 million, and free cash flow of $22.5 million;
•	Spent and capitalized $18.8 million on exploration, development, and equipment and facilities for the China operations;
•	Spent and capitalized $5.4 million for the Ecuador operations;
•	Paid cash dividends of $2.7 million to holders of the Company's common shares; and
•	Ended the period with cash and cash equivalents and short-term investments of $377.1 million, an increase of $8.1 million from the previous quarter, and a portfolio of equity investments with a total market value of $72.2 million. The Company also has a stream financing commitment of $175 million available from Wheaton Precious Metals International Ltd. for the El Domo project construction.
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[1] The company reports certain alternative performance ("non-GAAP") measures, which include silver equivalent. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See "Alternative Performance (Non-GAAP) Measures" at the end of this news release for further details of these measures.

CONSOLIDATED FINANCIAL AND OPERATING RESULTS

	Three months ended June 30,
	2025	2024	Changes
Financial Results
Revenue (in thousands of $)	81,334	72,165	13%
Mine operating earnings (in thousands of $)	35,823	36,514	(2) %
Net income (loss) attributable to equity holders (in thousands of $)	18,126	21,938	(17) %
Earnings (loss) per share - basic ($/share)	0.08	0.12	(33) %
Adjusted earnings attributable to equity holders (in thousands of $)	21,048	20,618	2%
Adjusted earning per share - basic ($/share)	0.10	0.12	(17) %
EBITDA attributable to equity holders (in thousands of $)	33,770	34,352	(9) %
EBITDA per share ($/share)	0.15	0.19	(26) %
Adjusted EBITDA attributable to equity holders (in thousands of $)	34,978	33,032	6%
Adjusted EBITDA per share ($/share)	0.16	0.19	(14) %
Net cash generated from operating activities (in thousands of $)	48,281	39,955	21%
Cash spent on capital expenditures (in thousands of $)	(25,766)	(16,385)	57%
Free cash flow (in thousands of $)	22,514	23,570	(4) %
Basic weighted average shares outstanding	217,991,115	177,577,667	23%
Metals sold
Silver (Koz)	1,829	1,739	5%
Gold (oz)	1,951	998	95%
Silver equivalent (Koz)	2,023	1,802	12%
Lead (Klb)	15,246	15,663	(3) %
Zinc (Klb)	5,189	6,484	(20) %
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($/oz)	29.54	26.34	12%
Gold ($/oz)	2,876	1,990	45%
Lead ($/lb)	0.96	0.99	(3) %
Zinc ($/lb)	0.96	1.01	(5) %
Cost Data
Cash cost per ounce of silver, net of by-product credits ($)	1.11	(1.67)	166%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	13.49	9.82	37%
Financial Position as at	June 30, 2025	March 31, 2025
Cash and cash equivalents and short-term investments (in thousands of $)	377,133	369,056	2%
Working capital (in thousands of $)	309,000	310,359	- %

CONSOLIDATED FINANCIAL RESULTS

Revenue in Q1 Fiscal 2026 was $81.3 million, up 13% compared to $72.2 million in Q1 Fiscal 2025. The increase is mainly due to 5% more silver and 95% more gold produced and sold ($5.4 million of increased revenue), coupled with increases of 12% and 45% in the selling prices for silver and gold respectively ($5.7 million of increased revenue).

Income from mine operations in Q1 Fiscal 2026 was $35.8 million, down 2% compared to $36.5 million in the three months ended June 30, 2024 ("Q1 Fiscal 2025"). The decrease was mainly due to  i) an increase of 16% in tonnes of ore processed, which led to  an increase of $5.9 million in production cost; and ii) an increase of $1.5 million in mineral rights royalties, which was implemented in China in the third quarter of Fiscal 2025, partially offset by the increased revenue noted above.

Net income attributable to equity shareholders of the Company in Q1 Fiscal 2026 was $18.1 million or $0.08 per share, compared to net income of $21.9 million or $0.12 per share in Q1 Fiscal 2025. The decrease in net income is mainly due to a $4.8 million charge on the fair value of the derivative liabilities related to the convertible notes issued in November 2024. Lower earnings per share was partially due to an additional 38.8 million shares issued upon the acquisition of Adventus Mining Corporation in July 2024.

The adjusted net income to equity shareholders was $21.0 million or $0.10 per share, after excluding the charge on the fair value of derivative liabilities and other non-cash or non-routine items, compared to $20.6 million or $0.12 per share in Q1 Fiscal 2025. Lower adjusted earnings per share was mainly due to the additional 38.8 million shares issued noted above.

Cash flow provided by operating activities in Q1 Fiscal 2026 was $48.3 million, up $8.3 million, compared to $40.0 million in Q1 Fiscal 2025.

Free cash flow in Q1 Fiscal 2026 was $22.5 million, compared to $23.6 million in Q1 Fiscal 2025 as the Company funded $7.6 million in expenditures to advance construction at the El Domo Project  and exploration at the Condor Project in Ecuador.

Cash, cash equivalents and short term investments at the end of the quarter was $377.1 million, up 2% or $8.1 million compared to $369.1 million as at June 30, 2025. The Company holds a further portfolio of equity investments with a total market value of $72.2 million as at June 30, 2025.

CONSOLIDATED OPERATIONAL RESULTS

In Q1 Fiscal 2026, the company produced approximately 1,827 thousand ounces ("Koz") of silver, 2,050 oz of gold, or approximately 2.0 million oz of silver equivalent, 15,735 thousand pounds ("Klb") of lead and 5,229 Klb of zinc, representing increases of 6% (silver), 79% (gold), 12% (silver equivalent), and 1% (lead), and a decrease of 19% in zinc over the three months ended June 30, 2024 ("Q1 Fiscal 2025").

The consolidated production cost ("cash cost") per ounce of silver, net of by-product credits, was $1.11, compared to negative $1.67 in Q1 Fiscal 2025. The increase was mainly due to an increase of 16% in ore production, which led to in an increase of $5.9 million in production cost, while silver production increased by only 6%, resulting in a higher cash cost per ounce of silver, partially offset by an increase of $0.9 million in by-product credits as revenue from other metals increased. The consolidated AISC per ounce of silver, net of by-product credits, was $13.49, up 37.4% compared to $9.82 in Q1 Fiscal 2025. The increase is mainly due to i) an increase of $1.0 million in general administrative expenses as a result of the acquisition of Adventus Mining Corporation completed in July 2024; ii) an increase of $1.5 million in mineral rights royalty, implemented in the third quarter of Fiscal 2025; and iii) the increase in cash cost per ounce of silver.

INDIVIDUAL MINE OPERATING PERFORMANCE

Ying Mining District	Q1 F2026	Q4 F2025	Q3 F2025	Q2 F2025	Q1 F2025
	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024
Ore processed (tonnes)
Silver-lead ore	252,958	265,199	255,783	193,423	212,766
Gold ore	30,397	39,025	21,912	17,075	8,476
	283,355	304,224	277,695	210,498	221,242
Average head grades for silver-lead ore
Silver (grams/tonne)	217	189	226	254	241
Lead (%)	2.8	2.9	2.9	3.0	3.2
Zinc (%)	0.5	0.5	0.6	0.6	0.7
Average head grades for gold-ore
Gold (grams/tonne)	1.5	1.4	2.1	1.6	1.7
Silver (grams/tonne)	51	62	67	87	97
Lead (5)	0.8	0.7	0.7	0.9	2.0
Recovery rates
Silver (%)	94.6	94.2	94.7	94.9	95.0
Gold (%)**	93.4	91.7	94.6	92.2	93.5
Lead (%)	94.1	92.3	94.0	94.0	94.4
Zinc (%)	64.3	67.3	68.9	70.4	72.3
Cash Costs
Cash cost ($/tonne)	83.08	84.90	84.92	92.86	90.46
AISC ($/tonne)	129.83	120.62	150.87	146.90	140.25
Cash cost, net of by-product credits ($/oz of silver)	1.26	3.05	(0.30)	0.62	(0.68)
AISC, net of by-product credits ($/oz of silver)	10.10	11.35	11.05	9.05	7.14
Metal Production
Silver (Koz)	1,689	1,563	1,778	1,518	1,572
Gold (oz)	2,050	3,110	2,056	1,183	1,146
Silver equivalent (Koz)	1,850	1,850	1,951	1,614	1,657
Lead (Klb)	14,601	15,563	15,234	11,970	14,080
Zinc (Klb)	1,845	2,039	2,250	1,795	2,468
**Gold recovery only refers to the recovery rate for gold ore processed.

In Q1 Fiscal 2026, the Ying Mining District produced  approximately 1,689 Koz of silver,  2,050 oz of gold, or approximately 1,885 Koz of silver equivalent, plus 14,601 Klb of lead, and 1,845 Klb of zinc, representing production increases of 7% (silver), 79% (gold), 14% (silver equivalent), and 4% (lead), and a decrease of 25% in zinc, compared to Q1 Fiscal 2025.

The Company reports a fatality involving a worker of the mining contractor at the HZG mine of the Ying Mining District. Silvercorp extends its sincere condolences to the family of the deceased worker.  The contractor did not disclose the accident to the Company, which only became aware of the incident in mid-July when the government safety production authority initiated an investigation following a whistleblower report.  The initial investigation revealed that the worker was killed by a rock fall while on a recruitment tour with the mining contractor.  After the accident happened, the mining contractor settled with the family but did not follow appropriate protocols to report it to the relevant authorities nor to the Company.  As a full investigation is currently underway, certain mining areas are closed, which will result in a production shortfall estimated at up to 20-25% for the current quarter. Silvercorp is waiting for the final investigation report from government agents for instruction on safety facility improvement, if any. The Company places the safety and well-being of all workers as its highest priority and expresses its disappointment that its safety policies and protocols implemented to minimize the risk of such incidents were not followed by the contractor.

GC Mine	Q1 F2026	Q4 F2025	Q3 F2025	Q2 F2025	Q1 F2025
	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024
Ore processed (tonnes)	74,869	41,760	84,115	86,707	86,454
Head grades
Silver (grams/tonne)	69	61	77	61	64
Lead (%)	0.8	0.9	1.1	0.8	0.9
Zinc (%)	2.3	2.9	2.7	2.4	2.4
Recovery rates
Silver (%)	85.3	83.7	82.8	82.2	84.1
Lead (%)	90.1	87.4	90.3	87.9	90.0
Zinc (%)	90.0	90.3	90.3	90.2	90.4
Costs
Cash cost ($/tonne)	62.53	77.46	53.69	50.08	50.49
AISC ($/tonne)	99.93	117.83	75.55	74.53	83.42
Cash cost, net of by-product credits ($/oz of silver)	(0.80)	(8.53)	(19.14)	(15.67)	(12.19)
AISC, net of by-product credits ($/oz of silver)	20.02	15.05	(6.13)	1.62	8.45
Metal Production
Silver (Koz)	138	67	168	137	145
Lead (Klb)	1,134	699	1,853	1,232	1,539
Zinc (Klb)	3,384	2,365	4,418	4,016	3,966

In Q1 Fiscal 2026, metals produced at the GC Mine were approximately  138 Koz of silver, 1,134 Klb of lead, and 3,384 Klb of zinc, representing decreases of 5% (silver), 26% (lead), and 15% (zinc), compared to Q1 Fiscal 2025.

EXPLORATION AND DEVELOPMENT

	Capitalized expenditures						Plant and equipment	Total Capital expenditures	Expensed
	Ramp, Development Tunneling, and other		Exploration Tunneling		Exploration Drilling				Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Three months ended June 30, 2025
Ying Mining District	12,289	$ 7,804	17,624	$ 6,735	32,889	$ 948	$ 1,217	$ 16,703	17,172	33,615
GC Mine	401	226	2,326	859	5,731	121	354	1,560	3,769	9,189
El Domo	-	4,670	-	-	-	-	106	4,776	-	-
Condor	-	383	-	-	2,017	273	-	656	-	-
Kuanping & other	262	300	219	78	-	-	121	498	-	-
Consolidated	12,952	13,382	20,168	7,672	40,637	1,342	1,797	24,194	20,941	42,804

Three months ended June 30, 2024
Ying Mining District	15,065	$ 7,681	15,090	$ 4,328	21,036	$ 663	$ 4,570	$ 17,242	11,830	44,823
GC Mine	1,781	697	3,106	1,247	15,921	345	41	2,330	2,465	5,533
Other	-	-	-	-	-	76	8	84	-	-
Consolidated	16,846	8,378	18,196	5,575	36,957	1,084	4,619	19,656	14,295	50,356

Total capital expenditures in Q1 Fiscal 2026 were $24.2 million, up 23% compared to $19.7 million in Q1 Fiscal 2025. Exploration and development continued at the Ying Mining District and the GC Mine,  the El Domo Mine construction progressed steadily, and the Kuanping mine construction commenced in Q1 Fiscal 2026.

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held on Friday, August 8, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-510-2154

International/Local Toll: 437-900-0527

Conference ID: 43265

Participants should dial-in 10 - 15 minutes prior to the start time. A replay of the conference call and transcript will be available on the Company's website at www.silvercorpmetals.com.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

This news release should be read in conjunction with the Company's Management Discussion & Analysis ("MD&A"), the unaudited consolidated condensed interim financial statements and related notes contains therein for the three months ended June 30, 2025, which have been posted on SEDAR+ under the Company's profile at www.sedarplus.ca and on EDGAR at www.sec.gov, and are also available on the Company's website at www.silvercorpmetals.com under the Investor section. This news release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, EBITDA and EBITDA per share, adjusted EBITDA and adjusted EBITDA per share, free cash flow, cash cost and all-in sustaining cost per ounce of silver, net of by-product credits, cash cost and AISC per tonne of ore processed, silver equivalent, and working capital. The tonnage of ore production refer to wet tonne, containing approximately 2.2% to 2.75% moisture. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description. The detailed description and reconciliation of these alternative performance (non-GAAP) measures have been incorporated by reference and can be found under section 12 - Alternative Performance (Non-GAAP) Measures in the MD&A for the three months ended June 30, 2025 filled on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference here in.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties; and construction of the Kuanping Project. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Company's Annual Information Form and filed with the U.S. Securities and Exchange Commission as part of the Company's Form 40-F and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in its public reports and filings under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorp.ca.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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CNW 17:05e 07-AUG-25